Exhibit 99.2

Shenzhen Qianhai Cooperation Zone People’s Court,

Guangdong Province, People’s Republic of China,

Notice of Preservation (Freezing or Detention) Results

(2022) Yue 0391 Min Chu No. 4737

(2022) Yue 0391 Zhi Bao No. 2175

To Nam Tai Group Limited:

With regard to the disputes among the plaintiff Nam Tai Group Limited, the defendants Wang Jiabiao and Zhang Yu, and the third parties Nam Tai Investment (Shenzhen) Co., Ltd and Alva Yu over the liability for infringement upon the interests of company, in accordance with your application for property preservation filed to the court, the court has made the (2022) Yue 0391 Min Chu No. 4737 Civil Ruling in force, and the following measures of property preservation were taken:

1. Carrying out the freezing of the deposits in the bank account                      of China Construction Bank Corporation, Shenzhen Branch, which is in the name of the defendant Wang Jiabiao (ID number:                     ). The result of freezing is: based on the available balance in the bank account, RMB 2,726.98 has actually been frozen, with the maximum amount of RMB 2,138,968,681.90 to freeze, for the period from July 28, 2022 to July 27, 2023.

2. Carrying out the freezing of the deposits in the bank account                      of Bank of China Limited, Shenzhen Branch, which is in the name of the defendant Wang Jiabiao (ID number:                     ). The result of freezing is: based on the available balance in the bank account, RMB 5,718.63 has actually been frozen, with the maximum amount of RMB 2,138,968,681.90 to freeze, for the period from July 28, 2022 to July 27, 2023.

3. Carrying out the freezing of the deposits in the bank account                      of Agricultural Bank of China Ltd., Shenzhen Branch, which is in the name of the defendant Wang Jiabiao (ID number:                     ). The result of freezing is: based on the available balance in the bank account, RMB 2,676.91 has actually been frozen, with the maximum amount of RMB 2,138,968,681.90 to freeze, for the period from July 28, 2022 to July 27, 2023. Note: the new card number has been replaced with                      (the renewal, unfreezing and transfer of freezing property with this new card number).

4. Carrying out the freezing of the deposits in the bank account                      of Industrial and Commercial Bank of China Ltd., Shenzhen Branch, which is in the name of the defendant Wang Jiabiao (ID number:                     ). The result of freezing is: based on the available balance in the bank account, RMB 0.00 has actually been frozen, with the maximum amount of RMB 2,138,968,681.90 to freeze, for the period from July 28, 2022 to July 27, 2023.

5. Carrying out the preservation of a vehicle with the license plate number                      which is in the name of the defendant Wang Jiabiao (ID number:                     ). The result is: the vehicle has been seized for the period from July 29, 2022 to July 28, 2024

6. Carrying out the preservation of a vehicle with the license plate number                      which is in the name of the defendant Zhang Yu (ID number:                     ). The result is: the vehicle has been seized for the period from July 29, 2022 to July 28, 2024.

7. Carrying out the preservation of a vehicle with the license plate number                      which is in the name of the defendant Zhang Yu (ID number:                     ). The result is: the vehicle has been seized for the period from July 29, 2022 to July 28, 2024.

8. Carrying out the preservation registration of the property located at                      (100% share of possession, and real estate certificate number is                     , which is in the name of the defendant Zhang Yu (ID number:                     ). The seizure period is from July 29, 2022 to July 28, 2025.

In accordance with Article 485 of Interpretation of the Supreme People’s Court on the Application of the Civil Procedure Law of the People’s Republic of China and related provisions, if it is necessary to renew the seizure, as the court requested, you shall submit a written application to the court for renewal of the seizure and freezing of the aforementioned property 30 days before the expiration of the control period; otherwise, the legal consequences of the aforementioned property being released from the compulsory measures due to the overdue application shall be borne by you.

Aforementioned seizure, freezing and detention are measures of property preservation. A copy of this notice shall be submitted at the time of application of enforcement.

(court seal)

August 15, 2022

Contact: Assistant Wu             Tel:

Address: Fazhi Building, Linhai Avenue, Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone, Guangdong, China